

OMV

News Release

02 JAN 25 AM 8:03

November 27, 2001
For immedi[ate release]



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www.omv.com

OMV

OMV, MOL and TVK consider making a joint offer for Unipetrol

OMV Aktiengesellschaft, MOL Rt andTVK Rt have today confirmed that they are co-operating with a view to considering making an offer for the 62.99% shareholding in Unipetrol, currently subject to a proposed divestment by the National Property Fund of the Czech Republic. MOL Rt, TVK Rt and OMV AG believe that by joining forces they offer the strongest combination of regional expertise in refining, marketing and petrochemicals, and therefore are able to represent an attractive and reliable future partner for Unipetrol.

The National Property Fund of the Czech Republic, officially launched a process to divest its 62.99% stake in Unipetrol in August 2001. Unipetrol is a holding company for a number of wholly and partially owned companies operating in the downstream petroleum sector including refining, marketing, petrochemicals, plastics and fertilizer production in the Czech Republic.

This offer is a step in the participation of the OMV Group in the consolidation process in Central and Eastern Europe.

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For further information, please contact:

OMV
Brigitte H. Juen, Investor Relations   Tel. +43 1 404 40-1622; e-mail: investor.relations@omv.com
Bettina Gneisz, Press Office   Tel. +43 1 404 40-1660; e-mail: bettina.gneisz@omv.com
Internet home page: http://www.omv.com
Golin Harris Ludgate
Claudine Cartwright, London   Tel: +44 20 7324 8506; e-mail: ccartwright@golinharris.com
Peter Zambelli, New York   Tel: +1 (212) 697 3720; e-mail: pzambelli@golinharris.com

Next result announcement **January–December 2001** on March 7, 2002

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